

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Mikhail Zhukov
Chief Executive Officer
HeadHunter Group PLC
9/10 Godovikova St.
Moscow, 129085 Russia

> **Re: HeadHunter Group PLC**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-38882**

Dear Mikhail Zhukov:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services